UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on ICMS

—

Rio de Janeiro, October 1, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, in a meeting held today, approved the adhesion to the ICMS debt and interest penalty reduction programs (Amnesties), according to the CONFAZ regulations ICMS 146/2019 and 51/2020, instituted by the states Espírito Santo and Rio de Janeiro, respectively.

The total amount of contingencies to be closed in the states of Espírito Santo and Rio de Janeiro, as a result of joining the Amnesties, is R$ 4.3 billion, upon disbursement by the Company of R$ 2 billion - updated until 09/30/2020 – and with savings of 57% of the total amount of litigation. Approximately 70% of this amount will be disbursed in October 2020 and the remainder in monthly installments due until December this year.

The agreement involves the disbursement of Petrobras to the state of Rio de Janeiro of R$ 1.8 billion to close contingencies related to the collection of ICMS and fines in the internal consumption operations of diesel oil used by the maritime units chartered by the company, and the adherence to the program will be materialized through an agreement (TAC). In addition, a reduction of the ICMS calculation base to 4.5% was approved in the internal supplies of marine diesel oil, thus reaching a definitive solution to the root cause of these contingencies.

In Espírito Santo, upon payment of R$ 208 million, tax debts resulting from divergences on the appropriation of ICMS credits over fixed assets and of ICMS differences on operations with oil and oil products will be closed.

The tax contingencies selected for adherence are incorporated in the 2019 financial statements, through note 19 (Provisionas for legal proceedings - item 19.3 – Contigent liabilities).

The decision to adhere to the amnesties is part of the continuous process of evaluation of tax liabilities and mitigation of associated risks and, in the case of Rio de Janeiro, is conditioned to the publication of a state law that fully incorporates the rules set forth in the ICMS regulation 51/2020.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer